Exhibit 99.1
SPHERE 3D CORP.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 18, 2015

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Sphere 3D Corp. (the “Corporation”) will be held at The Conservatory Suite, St. Andrew’s Club & Conference Centre, 150 King Street West, Toronto, Ontario on Thursday, June 18, 2015 at 10:00 a.m. (Toronto time) (the “Meeting”) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the year ended December 31, 2014, including the auditor’s report thereon;

2.	to consider and, if deemed advisable, to pass an ordinary resolution to elect seven directors who will serve until the end of the next annual shareholder meeting;

3.	to consider and, if deemed advisable, to pass an ordinary resolution appointing Moss Adams LLP as the Corporation’s auditor who will serve until the end of the next annual shareholder meeting;

4.	to consider and, if deemed advisable, to pass an ordinary resolution to approve the Corporation’s 2015 performance incentive plan;

5.	to consider and, if deemed advisable, to pass an ordinary resolution to approve the Corporation’s employee stock purchase plan; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.
The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Management Information Circular dated May 15, 2015 (the “Circular”). A form of proxy (or a voting information form) also accompanies this Notice of Meeting and the Circular. Only shareholders of record at the close of business on May 11, 2015 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.
A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it to Equity Financial Trust Company by one of the following methods:

INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number included on the Proxy or voting instruction form
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TMX EQUITY TRANSFER SERVICES Attention: Proxy Department 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

To be used at the Meeting, proxies must be received by TMX Equity Transfer Services not less than 48 hours (excluding Saturday, Sunday and statutory holidays in the province of Ontario) preceding the Meeting or an adjournment or postponement of the Meeting, or may be deposited with the Chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

DATED as of the 15th day of May, 2015.

BY ORDER OF THE BOARD

Eric L. Kelly
Chairman of the Board